FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated April 3, 2024 titled “Seanergy Maritime Announces Availability of its 2023 Annual Report on Form 20-F.”

The Company’s board of directors has consisted of five directorships divided into three classes since the addition of Ioannis Kartsonas to the Company’s board of directors in 2017. For more information on the Company’s board of directors, see “Item 6. Directors, Senior Management and Employees” of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024	SEANERGY MARITIME HOLDINGS CORP.
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer